UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
001-41935
CUSIP NUMBER
03209Y108

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K ☑	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☐	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended:   December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Amphitrite Digital Incorporated

(Full Name of Registrant)

Former Name if Applicable

Not applicable

6501 Red Hook Plaza, Suite 201-465

Address of Principal Executive Office (Street and Number)

St. Thomas, Virgin Islands, U.S. 00802

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

Amphitrite Digital Incorporated is unable to file its Form 10-K for the fiscal year ended December 31, 2023 within the prescribed time period without undue hardship and expense to the Registrant. The Registrant requires additional time to complete its annual financial statements.  The Registrant’s independent registered public accounting firm requires additional time to complete its review of the Registrant’s financial statements. The Registrant anticipates that it will file the Annual Report no later than fifteen days after its original prescribed due date as provided by Exchange Act Rule 12b-25.

PART IV—OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Scott Stawski	(312)	312.386.5906
(Name)	(Area Code)	(Telephone Number)

(1)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(2)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a significant increase in Net Revenue for the year ended December 31, 2023.  The Registrant anticipates Net Revenue of $8 million for the year ended December 31, 2023 compared to $4.6 million for the year ended December 31, 2022.  Because our financial statements have not been finalized, we are unable to provide a reasonable estimate of our results of operations for 2023. Further, our expectation stated above that we will report significant increase in Net Revenue is based on current estimates and is subject to change as we complete our 2023 financial statements and the audit of those results.

Amphitrite Digital Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Scott A. Stawski
Scott A. Stawski
Executive Chairman